 Exhibit 99.1

News Release

B2Gold Corp. Provides Update on COVID-19 Cases at the Fekola Mine, Mali

Vancouver, May 7, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces that it has identified 10 positive COVID-19 cases at the Fekola mine site, 9 of which are currently asymptomatic, through the Company’s ongoing proactive COVID-19 testing and response plan. Fekola has implemented testing programs at the mine site, the exploration camp and in Bamako which are designed to identify asymptomatic carriers of COVID-19 and protect Fekola’s employees, both site and Bamako-based, local community populations, and the general Malian population. These results do not have a material impact on operations and the mine continues to operate and maintain both quarterly and annual production budget guidance.

B2Gold places the safety and well-being of its workforce as the highest priority and continues to encourage input from all its stakeholders as the situation continues to evolve. The Company continues to monitor public and employee sentiment to ensure that stakeholders are in alignment with the continued operations at the mine.

The Fekola project, located in Southwest Mali, announced the first positive COVID-19 case on April, 16 2020 (an employee at the Fekola exploration camp approximately 5 km from the Fekola project) despite operating a significantly reduced access basis since March 24, 2020, allowing only minimal movement of personnel between Bamako and the Fekola site. Additionally, starting April 19, 2020, the site was further locked down and employees from local villages in the Fekola area were brought to live in temporary accommodations on site to create an “island setting” with minimal interaction with local communities. All employees entering the Fekola project are now required to quarantine for a minimum of twelve days prior to entering the general site population. Despite these measures, one new positive COVID-19 case was identified on May 2, 2020. In accordance with standard protocol, contact tracing was completed and all persons known to have interacted with the person testing positive were immediately isolated and, based on their proximity to the positive case, were tested regardless of whether or not symptoms were present. Based on this proactive testing, an additional 9 employees have now tested positive for COVID-19, with all such persons currently being asymptomatic. All persons testing positive have been removed from site and protective measures have been reinforced, working closely with site personnel, local communities, unions and the Government of Mali.

The Company’s procedures continue to evolve in conjunction with World Health Organization and Center for Disease Control guidelines as more becomes known about the virus and the Company is regularly monitoring the situation and following local and national health authority requirements and recommendations. A critical care specialist has been consulting to the Company to assist with developing guidelines as well as local and global implementation policies. B2Gold is currently reviewing options, with support from the Malian government, for conducting comprehensive on-site testing of all employees for the COVID-19 virus with the goal of testing each employee prior to entering or exiting the Fekola project.

B2Gold continues to engage with local stakeholders to prevent the COVID-19 virus from entering the communities around our operations. Education programs are continuing to be put into place to protect local communities by promoting hygienic practices and limit social interactions, in an effort to prevent the spread of the virus.

The Fekola mine continues to operate without impediments to mining or milling and expects to meet or exceed its production estimates for the second quarter of 2020 and annual 2020 guidance. Additionally, all supply lines remain open and the site continues to receive supplies critical to operating at full capacity. The expansion of the Fekola mill continues and is expected to be completed by the end of the third quarter of 2020. The mining fleet expansion continues to perform well with the first 6040 excavator now operational and loading the first eight 789 trucks, which were delivered to site ahead of schedule. The second planned delivery of equipment has now been received on site and is currently undergoing assembly and commissioning. Expansion of the tailings storage facility remains on schedule and will provide capacity for tailings disposal in 2023.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali and Colombia. In 2020, B2Gold forecasts consolidated gold production of between 1,000,000 and 1,055,000 ounces.

On Behalf of B2GOLD CORP.

"Clive T. Johnson"

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold’s operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company’s workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; statements regarding activities or achievements of B2Gold including, without limitation: consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold’s reputation; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors relating to B2Gold’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.